                                                                   EXHIBIT 12.1



                                                                   YEAR ENDED DECEMBER 31,
                                                    -----------------------------------------------------
                                                     2000(a)    1999(b)    1998(c)    1997(d)     1996(e)
                                                    --------   --------   --------   --------    --------
                                                              (IN THOUSANDS, EXCEPT RATIO AMOUNT)
RATIO OF EARNINGS TO FIXED CHARGES (f)
  Income (Loss) from continuing operations ......   $(11,344)  $219,503   $121,717   $107,522     $98,897
  Add:
      Provision for income taxes ................     15,415    128,914     74,600     68,746      67,316
      Interest expense ..........................    227,139    193,407    117,270     79,071      69,968
      Interest included in rental expense .......     15,819     10,801      9,718      7,692       7,663
      Amortization of capitalized interest ......      1,595      1,359      1,444        606         763
      (Income) or loss from equity investments ..    314,958     33,042      4,709       (473)       (473
      Adjustment to include 100% of
         nonconsolidated, majority-owned
         affiliate(g) ...........................         --         --     12,254         --          --
                                                    --------   --------   --------   --------    --------

  Earnings as defined ...........................   $563,582   $587,026   $341,712   $263,164    $244,134
                                                    ========   ========   ========   ========    ========

  Fixed charges:
       Interest expense .........................   $227,139   $193,407   $117,270   $ 79,071    $ 69,968
       Capitalized interest .....................      7,960     13,118      2,526      6,860      11,025
       Interest included in rental expense ......     15,819     10,801      9,718      7,692       7,663
       Adjustment to include 100% of
         nonconsolidated, majority-owned
         affiliate(g) ...........................         --         --     12,071         --          --
                                                    --------   --------   --------   --------    --------

  Total fixed charges ...........................   $250,918   $217,326   $141,585   $ 93,623    $ 88,656
                                                    ========   ========   ========   ========    ========

Ratio of earnings to fixed charges ..............        2.2        2.7        2.4        2.8         2.8
                                                    ========   ========   ========   ========    ========

------------------

(a) 2000 includes $220.0 million in pretax reserves for receivables not expected to be recovered from JCC Holding Company and its subsidiary, Jazz Casino Company, LLC, and $6.1 million in pretax charges for other write-downs, reserves and recoveries and $39.4 million in pretax write-offs and reserves for our investment in, loans to and net estimated exposure under letters of credit issued on behalf of National Airlines, Inc. 2000 also includes the financial results of Player's International, Inc. from its March 22, 2000 date of acquisition.

(b) 1999 includes $2.2 million in pretax charges for write-downs, reserves and recoveries and $59.8 million of gains from sales of our equity interests in nonconsolidated affiliates. 1999 also includes the financial results of Rio Hotel & Casino, Inc. from its January 1, 1999, date of acquisition.

(c) 1998 includes $7.5 million in pretax charges for write-downs and reserves and a $13.2 million gain on the sale of equity interests in a nonconsolidated restaurant subsidiary. 1998 also includes the financial results of Showboat, Inc. from its June 1, 1998, date of acquisition.

(d) 1997 includes $13.8 million in pretax charges for write-downs and reserves and a $37.4 million gain on the sale of our equity interest in a New Zealand subsidiary.

(e) 1996 includes $52.2 million in pretax charges for write-downs and reserves, primarily related to write-downs of impaired long-lived assets and reserves for contingent liability exposure.

(f) As discussed in Note 12 to the Consolidated Financial Statements in the 2000 Harrah's Entertainment Annual Report, the Company has guaranteed certain third party loans in connection with its casino development activities. The above ratio computation excludes estimated fixed charges associated with these guarantees as follows: 2000, $5.7 million; 1999, $6.2 million; 1998, $7.9 million; 1997, $7.8 million; and 1996, $5.2 million.

(g) For purposes of computing this ratio, "earnings" consist of income before income taxes plus fixed charges (excluding capitalized interest) and minority interests (relating to subsidiaries whose fixed charges are included in the computation), excluding equity in undistributed earnings of less than 50% owned investments. "Fixed charges" include interest whether expensed or capitalized, amortization of debt expense, discount or premium related to indebtedness and such portion of rental expense that we deem to be representative of interest. As required by the rules which govern the computation of this ratio, both earnings and fixed charges are adjusted where appropriate to include the financial results for the company's nonconsolidated majority-owned subsidiaries. Accordingly, 1998 has been adjusted to include the financial results and fixed charges of the East Chicago partnership from its June 1, 1998, date of acquisition.